UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR § 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-03213				March 31, 2024
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Nationwide Variable Insurance Trust
4. Address of principal executive office (number, street, city, state, zip code):

One Nationwide Plaza: Mail Code: 05-02-210R, Columbus, OH 43215

Report of Independent Accountants

To the Board of Trustees of Nationwide Variable Insurance Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, NVIT J.P. Morgan MozaicSM Multi-Asset Fund, NVIT J.P. Morgan U.S. Equity Fund and NVIT J.P. Morgan US Technology Leaders Fund (six of the series of Nationwide Variable Insurance Trust, referred to herein as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) (the “specified requirements”) as of March 31, 2024. The Funds’ management is responsible for its assertion and the Funds’ compliance with the specified requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of March 31, 2024, and with respect to agreement of security purchases and sales or maturities, for the period from February 29, 2024 (the date of our last examination), through March 31, 2024:

•

Confirmation of all securities of the Funds managed by J.P. Morgan Investment Management, Inc. (“J.P. Morgan”) held by the Depository Trust Company and Euroclear (“depositories”) in book entry form at an omnibus level and review of the reconciliation performed by J.P. Morgan Chase Bank, N.A. (the “Custodian”) for a sample of securities at an omnibus level between the depositories and the books and records of the Custodian;

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian;

•	Inspection of subsequent cash statements evidencing settlement of all open trades of the Funds; and

•

Agreement of 2 security purchases and 2 security sales or maturities per fund (when 2 or less security purchases or 2 or less security sales per fund are available, agreement of all possible security purchases or all possible security sales per fund) since our last report from the books and records of the Funds to the related trade tickets.

Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2024 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
October 17, 2024

October 17, 2024

PricewaterhouseCoopers LLP

Two Commerce Square, Suite 1800

2001 Market Street

Philadelphia, PA 19103

We are providing this letter in connection with your examination related to management of NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, NVIT J.P. Morgan MozaicSM Multi-Asset Fund, NVIT J.P. Morgan U.S. Equity Fund and NVIT J.P. Morgan US Technology Leaders Fund (six of the series of Nationwide Variable Insurance Trust, referred to herein as the “Funds”) assertions included as Attachment I that the Funds’ are in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of January 31, 2024, and for the period from May 31, 2023 (the date of your last examination) through January 31, 2024, as of February 29, 2024, and for the period from January 31, 2024 through February 29, 2024, and as of March 31, 2024, and for the period from February 29, 2024 through March 31, 2024, respectively.

We confirm, to the best of our knowledge and belief, as of October 17, 2024, the date of your reports, the following representations made to you during your engagement.

1.

We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of January 31, 2024, and for the period from May 31, 2023 (the date of your last examination) through January 31, 2024, as of February 29, 2024, and for the period from January 31, 2024 through February 29, 2024, and as of March 31, 2024, and for the period from February 29, 2024 through March 31, 2024.

2.	We are responsible for complying with the specified requirements and management’s assertion related thereto.

3.	We are responsible for establishing and maintaining effective internal control over compliance with the specified requirements.

4.

We are responsible for the criteria to be used in the evaluation of the Funds’ compliance with the specified requirements and management’s assertion related thereto and for determining that the criteria are suitable, appropriate for the purpose of the engagement, and will be available to the intended users of the reports.

5.	All relevant matters are reflected in the evaluation of the Funds’ compliance with the specified requirements and management’s assertion related thereto.

6.	We have made available to you:

a.	all information necessary for purposes of the engagement.

b.	unrestricted access to personnel of the Funds from whom you have requested information.

7.	There are no deficiencies in internal control relevant to the engagement of which we are aware.

8.	We are not aware of any instances of known noncompliance during the period for which management’s assertion was made.

9.	There are no compliance requirements needing clarification that required our interpretation.

10.

There are no communications from regulatory agencies, internal auditors, and any other parties concerning possible noncompliance with the specified requirements, including communications received between January 31, 2024, February 29, 2024, and March 31, 2024 and the date of your reports.

11.	We did not use any instances of artificial intelligence in:

a.	the preparation of the subject matter or management’s assertion relevant to the engagement or in the supporting records and related data provided to you,

b.	the design and/or execution of controls relevant to the subject matter, or

c.	the evaluation of the subject matter against the criteria.

12.	We are not aware of any instances of known noncompliance occurring subsequent to the period for which the management’s assertion was made.

13.

We have no knowledge of any actual, suspected or alleged fraud or noncompliance with laws or regulations affecting the Funds’ compliance with the specified requirements, management’s assertion related thereto, or related parties.

To the best of our knowledge and belief, no events have occurred subsequent to January 31, 2024, February 29, 2024, and March 31, 2024 and through the date of this letter that affect compliance including, but not limited to, known instances of noncompliance and communications received concerning possible noncompliance.

/s/ Kevin Jestice
Kevin Jestice, Principal Executive Officer

/s/ Dave Majewski
Dave Majewski, Treasurer and Principal Financial Officer

Attachment I

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 – January 31, 2024

We, as members of management of NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, NVIT J.P. Morgan MozaicSM Multi-Asset Fund, NVIT J.P. Morgan U.S. Equity Fund and NVIT J.P. Morgan US Technology Leaders Fund (six of the series of Nationwide Variable Insurance Trust, referred to herein as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2024, and from May 31, 2023 through January 31, 2024.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2024, and from May 31, 2023 through January 31, 2024, with respect to securities reflected in the investment account of the Funds.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 – February 29, 2024

We, as members of management of NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, NVIT J.P. Morgan MozaicSM Multi-Asset Fund, NVIT J.P. Morgan U.S. Equity Fund and NVIT J.P. Morgan US Technology Leaders Fund (six of the series of Nationwide Variable Insurance Trust, referred to herein as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 29, 2024, and from January 31, 2024 through February 29, 2024.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2024, and from January 31, 2024 through February 29, 2024, with respect to securities reflected in the investment account of the Funds.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 – March 31, 2024

We, as members of management of NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, NVIT J.P. Morgan MozaicSM Multi-Asset Fund, NVIT J.P. Morgan U.S. Equity Fund and NVIT J.P. Morgan US Technology Leaders Fund (six of the series of Nationwide Variable Insurance Trust, referred to herein as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2024, and from February 29, 2024 through March 31, 2024.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2024, and from February 29, 2024 through March 31, 2024, with respect to securities reflected in the investment account of the Funds.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, NVIT J.P. Morgan MozaicSM Multi-Asset Fund, NVIT J.P. Morgan U.S. Equity Fund and NVIT J.P. Morgan US Technology Leaders Fund (six of the series of Nationwide Variable Insurance Trust, referred to herein as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2024, and from February 29, 2024 through March 31, 2024.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2024, and from February 29, 2024 through March 31, 2024, with respect to securities reflected in the investment account of the Funds.

NVIT J.P. Morgan Digital Evolution Strategy Fund

NVIT J.P. Morgan Innovators Fund

NVIT J.P. Morgan Large Cap Growth Fund

NVIT J.P. Morgan MozaicSM Multi-Asset Fund

NVIT J.P. Morgan U.S. Equity Fund

NVIT J.P. Morgan US Technology Leaders Fund

By:	/s/ Kevin Jestice
Kevin Jestice, Principal Executive Officer

/s/ Dave Majewski
Dave Majewski, Treasurer and Principal Financial Officer